Exhibit 99.1

14% increase in average operating hashrate to 748 PH/s

10% increase in Bitcoin mined

Mackenzie (1.5 EH/s, 50MW) and Prince George (2.4 EH/s, 85MW)

construction remains on track

Key highlights

•	Operations:

o	748 PH/s average operating hashrate in December (+14% increase)
o	124 Bitcoin mined (+10% increase), generating monthly operating revenue of US$6.2 million
o	Operations now 100%[1] renewable since inception following the purchase of renewable energy certificates (RECs)
o
Minimal impact to operations at Canal Flats (0.7 EH/s) despite -30°C (-22°F) conditions (having also operated successfully through 40°C (104°F) heat in June 2021), again demonstrating the versatility of the Company’s proprietary specialized data center design

•	Construction:

o	Mackenzie (BC, Canada) remains on track to deliver capacity of 1.5 EH/s (50MW) in 2022, with the first 0.3 EH/s (9MW) expected in Q2 2022 followed by full ramp up expected during Q3 2022
o	Long-lead procurement is essentially complete at Prince George (BC, Canada), with construction on track to deliver 1.4 EH/s (50MW) in Q3 2022 and expansion to 2.4 EH/s (85MW) anticipated in 2023

•	Development

o	Substantial progress made on prospective large-scale project sites in Texas, including design, planning and electrical connection studies
o
Development works continued across a number of additional secured sites in Canada and other parts of the USA and Asia-Pacific, which are expected to support up to 1GW of aggregate power capacity and are expected to be capable of powering growth well beyond the Company’s 15.2 EH/s2 of secured miners (~530MW)

Corporate update

Having successfully completed a $232 million Nasdaq IPO in November 2021, Iris Energy has moved quickly to deploy its capital, with great progress being made in British Columbia, Canada and a number of other sites under development.

With the listing complete, the Company’s shareholder base provides a great foundation for future growth, with a strongly aligned Board and management team (~26% shareholding) supported by a deep pool of institutional investors (~38% shareholding)3.

With Iris Energy’s expanding footprint in North America and particularly its current operating base in Vancouver, plans are well advanced to open an office in Texas in early 2022. Several additional Australian executives are expected to relocate to North America in January and February this year.

1 Currently 98% from renewable energy sources; 2% from purchase of RECs.
2 In addition to 0.7 EH/s currently operating, 14.5 EH/s of aggregate nameplate hashrate capacity has been secured through binding contracts for future delivery of miners.
3 Estimated shareholdings as at time of Nasdaq listing in November 2021.

Canal Flats update (0.7 EH/s, 30MW) – BC, Canada

Canal Flats (100%1 renewable operations since inception) achieved monthly average operating hashrate of 748 PH/s in December 2021 (vs. 657 PH/s in November 2021), an increase of 14%. This enabled 124 Bitcoin to be mined during the month (+10% increase), generating monthly operating revenue of US$6.2 million.

The 14% increase in hashrate was driven by the installation of new latest generation hardware (1,666 Bitmain S19j Pro) to replace existing lower efficiency hardware.

There was minimal impact to operations despite -30°C (-22°F) conditions (having also operated successfully through 40°C (104°F) heat in June 2021), again demonstrating the versatility of the Company’s proprietary specialized data center design.

This unique ability of Iris Energy to optimize air cooling and reheating enhances the operating environment and life of the Company’s miners. Our unique airflow system and recirculation design takes advantage of the heat generated by the miners and also helps minimize our environmental footprint as no secondary heating or air conditioning is required.

See Canal Flats site tour video at https://youtu.be/-tld2Hw0AqM.

Mackenzie update (1.5 EH/s, 50MW) – BC, Canada

Construction continues to advance at the 1.5 EH/s (50MW) site in Mackenzie, with the first data center building structurally complete and foundations for the substation well advanced.

The first 0.3 EH/s (9MW) remains on track for commissioning during Q2 2022 followed by full ramp up to 1.5 EH/s (50MW) expected during Q3 2022.

Upon completion, the specialized data centers are expected to power an additional ~15,000 Bitmain S19j Pro miners (already secured) generating 1.5 EH/s of incremental hashrate and adding approximately 15 direct full-time local jobs in Mackenzie.

Construction at Mackenzie (1.5 EH/s, 50MW)	Mackenzie illustrative layout (incl. potential expansion)

Prince George update (2.4 EH/s, 85MW) – BC, Canada

Construction continued to progress at the Company’s 2.4 EH/s (85MW) site in Prince George, with the procurement of long-lead items essentially complete.

The first 1.4 EH/s (50MW) remains on track to be energized by the end of Q3 2022 with the additional 1.0 EH/s (35MW) anticipated to come online in 2023.

Upon completion, the specialized data centers are expected to power an additional ~25,000 Bitmain S19j Pro and S19j miners (already secured) generating 2.4 EH/s of incremental hashrate and adding approximately 20 direct full-time local jobs in Prince George.
Prince George illustrative layout

Future development sites

Substantial progress was made on prospective large-scale project sites in Texas, including design, planning and electrical connection studies.

Development works continued across a number of additional secured sites in Canada and other parts of the USA and Asia-Pacific, which are expected to support up to 1GW of aggregate power capacity and are expected to be capable of powering growth well beyond the Company’s 15.2 EH/s2 of secured miners (~530MW).

Further details will be provided in due course including as and when development sites transition to the construction phase.

Operating and Financial Results

Daily average operating hashrate chart

Technical commentary

The key highlight for the period was the 14% increase in average operating hashrate attributable to the installation of new latest generation hardware to replace existing lower efficiency hardware.

Pleasingly, there was minimal impact to operations at Canal Flats (0.7 EH/s) despite -30°C (-22°F) conditions (having also operated successfully through 40°C (104°F) heat in June 2021), again demonstrating the versatility of the Company’s proprietary specialized data center design.

Revenue decreased from November 2021 primarily due to macro factors, i.e., a decrease in the average Bitcoin price (from ~US$61k to ~US$50k) and an increase in the network difficulty (average implied global hashrate increased from 159 EH/s to 169 EH/s). These factors were partially offset by the 14% increase in the Company’s average operating hashrate.

Operating*	Oct-21	Nov-21	Dec-21
Operating renewable power usage (MW)	22	23	26
Avg operating hashrate (PH/s)	649	657	748
* Reflects actual recorded operating power usage and hashrate (not nameplate).

Financial (unaudited)	Oct-21	Nov-21	Dec-21
Bitcoin mined*	127	113	124
Mining revenue (US$'000)[4]	7,338	6,593	6,170
Electricity costs (US$'000)[4]	852	822	945
Revenue per Bitcoin (US$)	57,634	58,328	49,700
Electricity costs per Bitcoin (US$)	6,695	7,275	7,612
* Reflects Bitcoin mined post deduction of mining pool fees (currently 0.5% x total Bitcoin mined).

 4 Monthly U.S. dollar values shown have been translated from Australian dollars (A$) at the noon buying rate of the Federal Reserve Bank of New York on the last working day of each month. The rate applied for December 2021 is A$1 to US$0.7260.

Miner Shipping Schedule	Hardware	Units	PH/s (incremental)	PH/s (cumulative)
Operating (December 2021)	S19j Pro / A12 / Other[5]	8,362	748	748
Inventory – in transit	S19j Pro / S19j	4,971	485	1,233
Inventory – pending deployment	S19j / Other[6]	2,690	219	1,452
Q1 2022	S19j Pro / S19j	11,584	1,112	2,564
Q2 2022	S19j Pro / S19j	11,660	1,119	3,683
Q3 2022	S19j Pro / S19j	7,063	659	4,342
Q4 2022	S19j Pro / S19j	27,973	2,781	7,123
Q1 2023	S19j Pro	26,577	2,658	9,781
Q2 2023	S19j Pro	26,765	2,676	12,457
Q3 2023	S19j Pro	26,952	2,695	15,152
Total		154,597	15,152

Site Overview	Capacity (MW)	Capacity (EH/s)	Timing	Status
Canal Flats	30	0.7	Complete	Operating
Mackenzie	50	1.5	Q2-Q3 2022	Under construction
Prince George	85	2.4	Q3 2022/2023	Under construction
Other secured sites	365	10.6	TBC	Under development
Total	530	15.2

About Iris Energy

Iris Energy is a sustainable Bitcoin mining company that supports local communities, as well as the decarbonization of energy markets and the global Bitcoin network.

•	Focus on low-cost renewables: Iris Energy targets entry into regions where there are low-cost, abundant and attractive renewable energy sources, and where the Company can support local communities
•
Long-term security over infrastructure, land and power supply: Iris Energy owns its electrical infrastructure and data centers, providing security and operational control over its assets. Iris Energy also focuses on grid-connected power access which helps to ensure it is able to utilize a reliable, long-term supply of power

•	Seasoned management team: Iris Energy’s team has an impressive track record of success across energy, infrastructure, renewables, finance, digital assets and data centers

Forward Looking Statements

This investor update includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Iris Energy’s future financial or operating performance. For example, forward-looking statements include but are not limited to scheduled shipments, status and anticipated production of construction sites in Mackenzie and Prince George; and future development of sites in Canada, USA and Asia Pacific. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking.

5 Includes mix of lower efficiency hardware, which is estimated to represent less than 5% of the operating 748 PH/s.
6 Includes mix of lower efficiency hardware.

These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Iris Energy’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Iris Energy’s limited operating history with operating losses; electricity outage, limitation of electricity supply or increase in electricity costs; long term outage or limitation of the internet connection at Iris Energy’s sites; Iris Energy’s evolving business model and strategy; Iris Energy’s ability to successfully manage its growth; Iris Energy’s ability to raise additional capital; competition; bitcoin prices; risks related to health pandemics including those of COVID-19; changes in regulation of digital assets; and other important factors discussed under the caption “Risk Factors” in Iris Energy’s final prospectus filed pursuant to Rule 424(b)(4) with the SEC on November 18, 2021, as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investors Relations section of Iris Energy’s website at https://investors.irisenergy.co.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this investor update. Any forward-looking statement that Iris Energy makes in this investor update speaks only as of the date of such statement. Except as required by law, Iris Energy disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

Media
Jon Snowball
Domestique
+61 477 946 068

Investors
Bom Shin
Iris Energy
+61 411 376 332
bom.shin@irisenergy.co

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